FDA clarifies status of YAZ(TM) PMDD application

Berlin, January 25, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that its U.S. affiliate, Berlex, Inc., has received an approvable letter from the U.S. Food and Drug Administration (FDA) indicating that the premenstrual dysphoric disorder (PMDD) application for YAZ(TM) is approvable pending their review of recently submitted data and their satisfactory conclusion on its content. The FDA has not requested additional clinical studies.

Schering anticipates a decision on YAZ(TM) in the first quarter of 2006.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Astrid Kranz, T: +49-30-468 120 57, astrid.kranz@schering.de

Your contacts in the U.S.:

Media Relations: Kim Schillace, T:+1-973-305 5258, kimberly_schillace@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng